TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

August 23, 2024		NR 05 – 2024

Avrupa Minerals $350,000 Private Placement is Fully Subscribed

Vancouver, BC – August 23, 2024 – Avrupa Minerals Ltd. (TSXV:AVU) (“Avrupa” or the “Company”) is pleased to announce that the $350,000 private placement of Units as announced on August 14th, 2024 is fully subscribed and will close shortly. The proceeds of the private placement financing will primarily be used to fund exploration and drilling at the projects in Finland and for working capital.

Private Placement

Subject to the approval of the TSX Venture Exchange (the “Exchange” or “TSXV”), the Company intends offer by way of a non-brokered private placement offering (the “Offering”) 10 million units (each, a “Unit”) at a price of $0.035.

Each Unit will be comprised of one common share in the capital of the Company and one common share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company at a price of $0.10 for a period of 36 months from the date of closing of the Offering.  Finders' fees of 7.0% in cash will be paid to eligible parties.

The proceeds from the issuance of the Units will be used by the Company to fund drilling and exploration programs in Finland (approximately 130,000 euros/C$197,000), to fund ongoing operations in Portugal and Kosovo, and for general corporate purposes.  None of the proceeds will be utilized for investor relations activities and no-payments will be made to non-arms-length parties of the Company.

Related parties, particularly Pacific Opportunity Capital Ltd., controlled by Mark T. Brown who is a director of Avrupa, that has supported the Company for many years, has subscribed for $28,000 of the Offering. The issuance of Units to the insider, pursuant to the Offering, is considered a related party transaction within the meaning of TSXV Policy 5.9 and Multilateral Instrument 61-101 -- Protection of Minority Security Holders in Special Transactions. The Company has relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of these related party transactions on the basis that the fair market value (as determined under MI 61-101) of the transactions do not, in aggregate, exceed 25% of the market value of the Company.

Closing of the Offering is subject to all applicable regulatory approvals, including the approval of the Exchange.  All securities are subject to a hold period of four months and one day in accordance with applicable securities laws.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.